LOEB & LOEB LLP

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e-mail: dfischer@loeb.com


                                             July 27, 2005
Jennifer G. Williams
Special Counsel
Securities and Exchange Commission
Washington DC  20549-0402

        Re:   AVP, Inc.
              Registration Statement on Form SB-2
              File No. 333-124084
              -----------------------------------

Dear Ms. Williams:

            Our responses to your July 7, 2005 letter regarding the captioned matter are numbered to correspond to the paragraph numbers of your letter, of which a copy is enclosed.

            1. As discussed (in part) with Mr. Bazley, in the first half of 2004, the Association reserved a stock option pool for players, intending the grants to be exempt under Rule 504. The Association intended to set the exercise price at the same $1.06 per share paid by NBC and Fox the year before, but adjusted downward to $1.0328 per share to reflect the dilutive effect of the issuances to NBC and Fox. On this basis, the option pool would consist of 968,233 shares, the number stated in Section 7.b of the Player Agreements, but the $1.06 per price per share was mistakenly inserted.* However, no precise formula for allocating the stock option pool shares among the players had been fixed at the time the players signed their agreements, which said that allocations would be based on each player's performance in Association events. (The allocations were made later in 2004).

----------------------

      * Further adjustments resulted in a pool of 969,274 shares and an exercise price of $1.0317 per share.

LOS ANGELES
NEW YORK
CHICAGO
NASHVILLE

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LOEB & LOEB LLP

July 27, 2005
Page 2

            In May 2005, after the Merger, the players were informed of their allocations, as converted into options to buy AVP common stock. The options were converted using the $1.03 exercise price, but the conversion ratios of all outstanding AVP securities were adjusted to accommodate rounding of the Series B Preferred Stock conversion ratio (to 243 to 1) and a second time to avoid fractional shares. A player option pool of 6,524,941 shares with a per share exercise price of $.1578, or an aggregate exercise price of approximately $1,030,000, resulted. AVP will reduce the exercise price to $.15325 to reduce the aggregate price below $1,000,000.

            Assuming that Section 7.b of the player agreements constituted an offer, it's our view that the incorrect exercise price should not disqualify the Rule 504 exemption. That the Association intended the exercise price to be $1.03 is demonstrated by its use of that number in its conversion calculations (contained in a complex, 15,400-cell spread sheet) and the odd number of option shares constituting the option pool. No harm to investors resulted from the error, and we believe that neither the precise number of shares constituting the stock option pool nor a $.03 per share difference in exercise price would have been material to the players, particularly when the correct price was more favorable.

            We believe, in any case, that Section 7.b could not constitute a legally enforceable offer, because of indefiniteness, i.e., at the time the player agreements were signed, no specific amount of shares were being offered to any player, and no formula existed at the time for determining the amount of shares. We believe that the grant of replacement stock options to purchase AVP stock did not constitute an offer or sale under Rule 145, because no consent of the option holders was sought or required; the replacement options do not constitute an offer to issue AVP stock, because not currently exercisable.

            2. This disclosure is included in the third-to-last paragraph under the caption Business--Our Business--Operations. As stated therein, the stock options will become exercisable after effectiveness of a registration statement covering the underlying securities.

            3. The dates of the meetings were April 26; May 3, 12, and 24; and June 8. Because the information related to future possibilities as to which AVP has made no specific plans, we consider the information to be immaterial and therefore not subject to Regulation FD.

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LOEB & LOEB LLP

July 27, 2005
Page 3

            4. We have provided this disclosure as the second sentence of the third paragraph of the cover page.

            5. We have deleted the word "sizable".

            6. The number of shares of Common Stock outstanding has been corrected.

            7. We have revised the subheadings in accordance with the comment.

            8. We have characterized as AVP's belief those statements as to which no data is provided.

            9. AVP remains greatly concerned about the potentially significant adverse effect that disclosing the identity of the greater than 10% revenue contributor (the "10% sponsor") could have on AVP's ability to negotiate the best terms with sponsors. The registration statement discloses in the MD&A that a single national sponsor accounted for 18% of revenue for 2004, versus 23% of revenue in 2003, and in the risk factors that AVP has no agreement beyond 2005 with its largest sponsor for 2004. Based on this disclosure, investors should be on notice that revenue from this sponsor, beyond the current season, cannot be assumed. Moreover, informing investors of the sponsor's identity will not enable them to predict whether that sponsor will renew the arrangement, because the sponsor makes no public disclosure of its plans for allocating its advertising budget, and its financial information provides no basis for investors to make any such assessment. In any case, its sponsorship expenditures with AVP are entirely insignificant in relation to its OPERATIONS.

            Management disagrees with the view expressed by Mr. Bazely that investors can readily deduce from information already contained in the registration statement that the 10% sponsor is one of two of those identified. There are at least five major national sponsors, and what each pays depends on the particular combination of advertising media and on-site benefits offered by AVP that the sponsor chooses. Additionally, even if a potential sponsor could confidently reduce the five possible sponsors to two, the uncertainty would be to AVP's advantage.

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LOEB & LOEB LLP

July 27, 2005
Page 4

            Note that the 2004 and 2003 contribution information referred to above was included in the MD&A in AVP's 2004 Form 10-KSB, filed in April, more than three months ago. If the Staff's position that the sponsor's identity could be easily reduced to one of two sponsors, and therefore AVP's advertising rates are readily determinable, were accurate, AVP's management would not resist the disclosure to the great extent that it does, because these determinations could have been made already. However, AVP continues to negotiate and conclude sponsorship agreements without receiving any sense that the new sponsors have made such determinations.

            Finally, I'd like to re-emphasize the point made in our earlier letter, contrasting analogous provisions in Regulations S-K and S-B relating to this subject. Reg. S-K, Item 101(c)(vii) requires discussion of,

            The dependence of the segment upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment. The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

Note that, even in this item, the obligation to identify a greater than 10% customer is not absolute, and AVP's management in all candor believes that it is more likely than not that the revenue from the sponsor in question can be replaced, if necessary. Accordingly, we believe that the risk factor mentioned above is entirely adequate to protect investors.

            In any case, in contrast with the above provision of Reg. S-K, Reg. S-B Item 101(b)(6) requires the small business issuer only to include in its description of its business, its "Dependence on one or a few customers." We believe the disclosure already contained in the registration statement meets this requirement, which, we believe, also, does not dictate the degree of detail that the Staff is requesting, i.e., the identity of any greater than 10% sponsor. Given the express (albeit conditional) language in Reg. S-K, we believe it inaccurate to infer such a requirement from the more general and far briefer Reg. S-B provision.

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LOEB & LOEB LLP

July 27, 2005
Page 5

            10. The list includes the 10% sponsor.

            11. As discussed with Mr. Bazley, the statement that there were no written agreements resulted from a misunderstanding. We are filing the agreements under Rule 406.

            12. Please see response 11.

            13. We have added this disclosure in the third paragraph under the caption Executive Compensation--Employment Agreements.

            14. MPE LLC was purchased from a single owner, Management Plus Enterprises, which is solely owned by AVP's CEO; no securities were issued, other than a promissory note (assuming the note would be considered a security)..

            15. The note has been revised in accordance with the comment.

            16. This change has been made.

            17. Please see response 11.

            18. We confirm that the natural persons referred to in the comment will be identified in a pre-effective amendment.

            19. We have deleted the paragraph.

            20. The revenue and expense recognition accounting policy in the financial statements has been expanded upon to further define how receivables and revenues are recognized. Furthermore, the MD&A liquidity and capital resources disclosures have been expanded upon to include a discussion of the increases.

            21. MD&A liquidity and capital resources disclosures have been expanded upon to include a discussion of the increases.

            22. The statement of changes in stockholders' equity (deficiency) has been changed to reflect the equity securities received by AVP as if they had been outstanding since the inception of AVP. The equity securities received by AVP has been shown as Series A-1 preferred which will convert automatically into common stock upon authorization of a sufficient amount of common stock. The shares of Othnet at the date of the acquisition were reflected as an issuance as of the date of the reverse merger transaction in the financial statements previously filed. No changes were required in the earnings per share calculations as the amounts were correct in the financial statements previously filed.

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LOEB & LOEB LLP

July 27, 2005
Page 6

            23. Footnote 2 to the financial statements has been changed to include the disclosure.

            24. The amended Form 10-QSB is being filed concurrently with this filing.

            25. The disclosure has been added to the financial statements.

            26. Maxim Group LLC is a full service broker-dealer and NASD member firm. In connection with the solicitation of investors in connection with the AVP, Inc. private placement, Maxim and its registered sales representatives contacted clients and other persons or entities with which it had a pre-existing relationship and presented the AVP, Inc. investment opportunity to them. In connection with its solicitation of investors, Maxim did not offer the securities of AVP, Inc. by any form of general solicitation or general advertising.

            27. The engagement with Maxim was signed in November 2004, following completion of the bridge financing conducted in June through August. Pursuant to the engagement, the lock-ups were solicited from bridge investors between December and closing. The lock-ups do not cover securities sold by Maxim.

                                                     Cordially,

                                                     /s/ David C. Fischer

                                                     David C. Fischer


Enclosure

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          Division of                                  UNITED STATES
      Corporation Finance                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549-0402

                                                        July 7, 2005


Leonard Armato
Chief Executive Officer AVP, Inc.
6100 Center Drive, Suite 900
Los Angeles, CA 90045

Re:      AVP, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2
         File No. 333-124084
         Filed June 9, 2005

Dear Mr. Armato:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 3. Please note that you cannot register the stock options that were offered prior to the filing of a registration statement. It appears to the staff that the terms under
      Section 7.b of the player agreement relating to options represents an offer of the options. Please tell us what exemption from registration the company relied upon for the offer of the stock options to your players. Also, please advise whether the players received any other information on the options other than the terms of the player agreement. In the alternative, please provide a legal analysis why the terms of the player agreement should not be viewed as an offer of the options, including the grant date of the options.

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2.    In this regard, please disclose the terms of the options granted to the players in an appropriate section in the prospectus. If the term of the options allow a player to exercise the option within one year, it is deemed to be immediately exercisable. Therefore, a registration statement must be on file to register the underlying securities before the option is exercisable. See Section A.9, of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations dated July 1999 available on our website at http://www.sec.gov/divisions/corpfin.shtml.

3. We note your response to prior comment 4. Please tell us the dates of the meetings with analysts. Also, please explain whether and by what means you made the information you provided to analysts public in compliance with Regulation FD.

Prospectus Cover Page

4. We reissue prior comment 7. It is not clear whether the selling stockholders will be offering their shares of your common stock to the public based on the prices quoted on the OTC Bulletin Board. Please revise to clarify on the cover page.

Prospectus Summary, page 1
Business Overview, page 1

5.    Quantify your statement that you have a "sizable base of spectators and television viewers...."

Summary of the Offering, page 2
Capital stack outstanding, page 3

6. Please explain why the exercise of 30,952 shares of Series B Preferred Stock yielded an additional 7,520,873 shares of common stock outstanding rather than 7,521,336 shares. Refer to the change in outstanding common shares and Series B Preferred shares from your prior disclosure.

Risk Factors, page 3

7. Revise your subheadings to ensure that it reflects the risk that you discuss in your text. Most of your subheadings merely state facts about your company, such as "We have a history of losses and anticipated future losses," "We may require additional financing," "We rely on short-term sponsorship agreements for most of our revenues," and "AVP's management began operating AVP only recently." Succinctly state in your subheadings the risk that may result from the facts or uncertainties.

Business, page 9
Our Business, page 10

8. We note your response to prior comment 19. To the extent these statements cannot be objectively verified, characterize them as beliefs. Alternatively, disclose in the prospectus the bases provided in your response.

9. We note your response but reissue prior comment 20 in part. You must identify here and in your risk factor the sponsor that attributed to 10% or more of your total revenue in 2004. Refer to Item 101(a)(6) of Regulation S-B. Also, you cannot request confidential treatment for information that is material to investors. See Section W2 of the Staff Legal Bulletin No. 1 available on our website. Please revise accordingly.

10. In this regard, we note that you disclose the name of most of your sponsors on page 11. If true, please revise to clarify that none of these sponsors currently account for 10% or more of your revenues.

11. We note your response to prior comment 22. Please disclose the fact that your production and distribution agreements with NBC, Fox and OLN have not been reduced to writing. In this regard, you should disclose in the risk factors that Iack of enforceability of your agreements with these parties.

MD&A, page 17

12. You indicate that the majority of your revenues are derived from sponsorship and advertising contracts. As a result, your distribution agreements with FOX and NBC appear to be critical to the success of your operations. If you have no written contractual agreements with these networks as you represent in your response to prior comment 22, this fact appears to constitute a known uncertainty that should be prominently disclosed in MD&A. Please revise or advise.

Executive Compensation, Page 28

13. We note your response to prior comment 28. Please disclose on page 30 the specific efforts provided to you by Mr. Painter as discussed in your response.

Certain Relationships and Related Transactions, page 30

14. We reissue prior comment 29. Clarify the dates of the "private placement" and "offering" as they relate to the acquisition of MPE LLC by the Association. In addition, please disclose this transaction in the list of recent sales of unregistered securities and include the required information pursuant to Item 701 of Regulation

Selling Stockholders, page 37

15. Please revise footnote 58 to clarify what "other such outstanding securities" have not been converted or exercised.

16. Refer to the last sentence of the second paragraph. Please revise your disclosure to clarify that selling shareholders "may be deemed" underwriters.

17. We note your response to prior comment 38. Where the selling securityholder is a broker-dealer, disclose that that seller is an underwriter. Where the selling securityholder is an affiliate of a broker-dealer, disclose whether to the best of your knowledge these entities purchased the securities in the ordinary course of business and, if at the time of the purchase of the securities to be resold, the selling securityholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these assertions for any selling securityholder identified as an affiliate of broker-dealers, then you must identify the seller as an underwriter.

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18.   We note your response to prior comment 39. Confirm that you will update the selling securityholder table, through pre-effective amendment, to identify the natural person or persons who have voting and/or investment control over any selling stockholders.

Available Information, page 48

19. We reissue prior comment 40. Refer to the second paragraph in this section. You may refer readers to related documents for a more complete reading or understanding, but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate_ Please revise accordingly.

Balance Sheet, page F-3

20. Your accounts receivable balance has increased by approximately $454,000. However, you have not recognized any revenues. As such, it is not clear how you increased your accounts receivable balance. Therefore, please tell us and provide us with support regarding this increase in accounts receivable.

21. Additionally, your deferred revenues balance has increase by approximately $3,000,000. However, there is no disclosure in your filing describing the change in this account. As such, please revise both your footnote and MD&A disclosures to address the aforementioned issue.

Statements of Changes in Stockholders Equity (Deficiency) page F-5

22. When updating your financials, the consolidated statement of equity should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any differences in par value of the issuer's and acquirer's stock with an offset to paid in capital. As such, your statement of changes in stockholders deficiency should reflect the equity securities received by the accounting acquirer
      (AVP), from the accounting acquire (Othnet), as if they had been outstanding since the inception of AVP and rolled forward to the beginning balance based on the ratio of shares issued to shares acquired. Further, the outstanding shares of Othnet at the date of acquisition should be reflected as an issuance on the date the reverse merger transaction occurred. Accordingly, please ensure that any changes made to the consolidated statement of equity are reflected in your earnings per share calculation, as necessary (i.e. changes to the number of shares outstanding).

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Subsequent Event, page F-7

23. We see that you have identified and discussed your method of accounting for the fiscal 2003 merger with DMC in footnote 13. Please address your method of accounting for the February 2005 merger in your footnotes, as well.

24. The loss per share information presented in this document is inconsistent with the loss per share information provided in your Form 10-QSB for the Quarter Ended March 31, 2005. Please revise as appropriate.

Pro-forma Net Loss per Common Share, page F-14

25. We note your response to prior comment 43. However, we reissue our prior comment. Please disclose your calculation of weighted average shares. Your calculation should individually disclose the number of outstanding options, warrants and shares issuable upon conversion of outstanding convertible debt or preferred stock, that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the periods presented in your financial statements because their impact was anti-dilutive for the periods presented in your financial statements. Refer to the requirements of paragraph 40 of SFAS No. 128

Part II.
Item 26. Recent Sales

26. We note that the investors were solicited by Maxim Group. Please explain how Maxim solicited investors and how such solicitation falls within the exemption of Section 4(2) of the Securities Act.

27. We note that you raised $2,360,000 during the months of June through August 2004. However, we also note the dates of the lock-up agreements with Maxim for these securities offerings range from December 2004 through February 2005. Please revise to clarify the dates of the offering or advise why no revision is necessary.

Closing

      As appropriate, please amend your registration statement. In response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Mathew C. Bazley at (202) 551-3382, or me, at (202) 551-3348 with questions,


                                               Sincerely,

                                               /S/  Jennifer G. Williams
                                               ------------------------------
                                               Jennifer G. Williams
                                               Special Counsel

cc:   Via Facsimile: (212) 214-0686
      David C. Fischer
      Loeb & Loeb LLP
      345 Park Avenue
      New York, NY 10154